UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras and Statoil sign contracts related to the Strategic Partnership

Rio de Janeiro, December 18, 2017 - Petróleo Brasileiro S.A. - Petrobras reports that it has signed today, with the Norwegian company Statoil, the contracts related to the assets of the strategic partnership, in continuity with the Heads of Agreement (“HoA”) signed and disclosed on 9/29/2017.

The main signed contracts are:

(i) Strategic Alliance Agreement ("SAA") - agreement describing all documents related to the strategic partnership, covering all negotiated initiatives.

(ii) Sale and Purchase Agreement ("SPA") - sale of 25% of Petrobras’ interest in the Roncador field to Statoil, for the total value of US$ 2.9 billion, of which
US$ 2.35 billion will be paid at the closing of the transaction and US$ 550 million as contingent payment related to investments in projects to increase the recovery factor of the field. Therefore, future investments in this field will be executed in a 2:1 ratio, with Statoil assuming an additional 25%, limited to
US$ 550 million, over its acquired stake. Petrobras will continue as operator of the field, holding 75% interest.

(iii) Strategic Technical Alliance Agreement ("STAA") - strategic agreement for technical cooperation aiming at maximizing the value of the asset and focusing on increasing the recoverable oil volume (recovery factor), including the extension of the useful life of the field;

(iv) Gas Term Sheet - option for Statoil to hire a certain processing capacity of natural gas at the Cabiúnas Terminal (TECAB) for the development of the
BM-C-33 area, where the companies already are partners and Statoil is the operator.

The transaction is still subject to the fulfillment of all the precedent conditions defined in the SPA, including the approval of the Administrative
Council of Economic Defense (CADE) and the National Agency of Petroleum, Natural
Gas and Biofuels (ANP).

The strategic partnership with Statoil is based on the alignment of the strategic interests of the two companies and the potential for generating value for the parties, due to their knowledge and expertise in the deep water and natural gas exploration and production segments. Statoil has recognized experience in optimizing mature fields offshore, focusing both on the maximization of recovery factors and the extension of the useful life of such fields. It has an outstanding performance in the natural gas segment, as the second largest supplier of gas to the European market with wide experience and knowledge in logistics, marketing and sector regulation.

Currently, Petrobras and Statoil are partners in 13 areas either in exploration or production phase, 10 of which located in Brazil and 3 abroad.

The companies have maintained technological cooperation agreements since 2004, with significant results in the area of reservoirs, particularly with 4D seismic technologies. Statoil's experience and best practices in the application of this technology in the North Sea fields, which have featured declining production since the 90’s, were important for Petrobras in the deployment of 4D seismic in
Marlim and other fields in the Campos Basin.

Below are details related to the assets that are part of the agreements:

Roncador field

The Roncador field, located in the north area of the Campos Basin, at about 125 km of Cabo de São Tomé, at a water depth ranging from 1,500 to 1,900 meters, was discovered in October 1996, with the drilling of the well 1-RJS-436A. It has approximately 400 km² in area, where four production units have been installed:
P-52, P-54, P-55 e P-62. The production in this field in november 2017 was approximately 240 thousand barrels of oil per day and 40 thousand barrels of oil equivalent (boe) per day of associated gas. Roncador field has approximately 10 billion boe in place and an expected remaining recoverable volume of more than 1 billion boe. The ambition is to increase the recovery factor, through this partnership with Statoil, by at least 5%, which may bring an additional volume of approximately 500 million boe.

Production collection systems of the field consist of satellite wells linked directly to the stationary production units through flexible ducts. Oil production offloading is performed by a pipeline connecting P-52 and P-55 to the autonomous repumping platform (PRA-1), which relays the oil production to an FSO platform. Shuttle vessels perform oil production offloading from the platforms.
Gas production is offloaded through both flexible and rigid pipelines to the
Namorado 1 platform (PNA-1) or to the Garoupa 1 platform (PGP-1), where it is mixed with the gas exported from the Campos Basin and travels ashore.

The Cabiúnas Terminal (TECAB)

Located at a privileged geographical position, in the city of Macaé, in Northern
Rio de Janeiro State, the Cabiúnas Terminal (TECAB), operated by Transpetro, is undergoing a new expansion process to meet the demands of the pre-salt layer.
The unit, which is today the largest natural gas processing hub in Brazil, will have its capacity expanded to handle up to 25 million m³/day of natural gas -
equivalent to the daily consumption of seven cities the size of Rio de Janeiro -
and around 70 thousand bpd of natural gas condensate. Of this total capacity, 13 million m3/day are destined to the pre-salt of the Santos Basin and 12 million
m3/day continue serving the Campos Basin.

The transaction is part of the Partnership and Divestment Program for the
2017-2018 biennium and is aligned to Petrobras’ Business and Management Plan, seeking to prioritize the development of production in deep waters, acting primarily through strategic partnerships, bringing together technical and technological skills. In addition, it contributes to the mitigation of risks, strengthening of corporate governance and improvement to the company’s financing, through risk mitigation, cash inflow and release of investments.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 18, 2017.	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer